UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q23

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2023.

●	Net income attributable to shareholders of the parent company in 3Q23 was COP 1.5 trillion. Annualized return on equity (“ROE”) at the consolidated level was 16.1% for the quarter and 16.7% for the last twelve months.

●	Gross loans amount to COP 258 trillion on a consolidated basis, decreasing 1.2% compared to the previous quarter. The appreciation of the Colombian Peso against the US dollar was 3.0%. When excluding the currency exchange effect, the credit portfolio would have decreased 0.2%.

●	Net interest income totaled COP 4,851 billion in 3Q23, 1.7% lower than 2Q23. The annualized net interest margin in the quarter increased from 6.7% in 2Q23 to 6.8% in 3Q23. A better result on the investment portfolio in Colombia largely contributed to such growth.

●	30-day past due loans stood at 4.88% and 90-day past due loans at 3.17%. Total provision charges, net for 3Q23 were COP 1,610 billion that represented a decrease of 22.7% when compared to 2Q23, driven mainly by expenses releases from previous quarters and a lower credit deterioration on consumer in Colombia.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 37.5 trillion as of September 30, 2023, increasing 2.7% compared to the previous quarter. This variation is largely explained by net income generation during the quarter. Basic solvency stood at 10.87% and the total consolidated solvency ratio was 12.83% for 3Q23, complying with the minimum regulatory requirements.

●	Bancolombia continues growing in the number of digital users quarter over quarter. As of September 2023, the bank has 8.2 million active digital customers in the Retail APP (over a period of three months), as well as 24.0 million accounts in its financial inclusion platforms (6.4 million users in Bancolombia a la Mano and 17.6 million in NEQUI).

November 8, 2023. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20231.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2023, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2023, $4,053.76 = US$ 1

3Q23

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
ASSETS
Net Loans	244,839,984	244,018,017	241,482,513	(1.04)%	(1.37)%
Investments	28,478,631	26,028,005	27,072,706	4.01%	(4.94)%
Other assets	62,335,961	68,550,647	69,628,696	1.57%	11.70%
Total assets	335,654,576	338,596,669	338,183,915	(0.12)%	0.75%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	237,612,952	243,352,178	244,192,701	0.35%	2.77%
Other liabilities	60,642,841	57,746,360	55,496,544	(3.90)%	(8.49)%
Total liabilities	298,255,793	301,098,538	299,689,245	(0.47)%	0.48%
Non-controlling interest	876,020	955,492	961,252	0.60%	9.73%
Shareholders' equity	36,522,763	36,542,639	37,533,418	2.71%	2.77%
Total liabilities and shareholders' equity	335,654,576	338,596,669	338,183,915	(0.12)%	0.75%

Interest income	7,356,242	9,074,683	9,103,642	0.32%	23.75%
Interest expense	(2,371,478)	(4,141,013)	(4,252,422)	2.69%	79.32%
Net interest income	4,984,764	4,933,670	4,851,220	(1.67)%	(2.68)%
Net provisions	(1,170,248)	(2,082,200)	(1,609,503)	(22.70)%	37.54%
Fees and income from service, net	961,075	997,998	957,932	(4.01)%	(0.33)%
Other operating income	368,871	1,119,725	932,566	(16.71)%	152.82%
Total Dividends received and equity method	63,634	112,270	72,292	(35.61)%	13.61%
Total operating expense	(2,709,288)	(3,170,973)	(3,242,490)	2.26%	19.68%
Profit before tax	2,498,808	1,910,490	1,962,017	2.70%	(21.48)%
Income tax	(836,957)	(426,328)	(445,442)	4.48%	(46.78)%
Net income before non-controlling interest	1,661,851	1,484,162	1,516,575	2.18%	(8.74)%
Non-controlling interest	(32,606)	(23,671)	(24,816)	4.84%	(23.89)%
Net income	1,629,245	1,460,491	1,491,759	2.14%	(8.44)%

3Q23

	Quarter			As of
PRINCIPAL RATIOS	3Q22	2Q23	3Q23	3Q22	3Q23
PROFITABILITY
Net interest margin (1) from continuing operations	7.15%	6.72%	6.81%	6.62%	6.90%
Return on average total assets (2) from continuing operations	2.00%	1.70%	1.77%	2.25%	1.81%
Return on average shareholders´ equity (3)	18.71%	15.75%	16.15%	20.77%	16.46%
EFFICIENCY					—
Operating expenses to net operating income	42.48%	44.26%	47.59%	43.85%	44.23%
Operating expenses to average total assets	3.33%	3.68%	3.85%	3.35%	3.68%
Operating expenses to productive assets	3.89%	4.32%	4.55%	3.90%	4.32%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.88%	10.79%	11.10%	10.88%	11.10%
Technical capital to risk weighted assets	12.51%	12.54%	12.83%	12.51%	12.83%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.48	1.45	1.53	4.66	4.79
Net income per share $COP from continuing operations	1,693.90	1,518.46	1,550.96	5,344.82	4,854.33
P/BV ADS (4)	0.74	0.73	0.69	0.74	0.69
P/BV Local (5) (6)	0.82	0.82	0.79	0.82	0.79
P/E (7) from continuing operations	4.37	4.86	4.70	4.16	4.50
ADR price	24.37	26.68	26.68	24.37	26.68
Common share price (8)	31,100	31,000	31,000	31,100	31,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,590.54	4,177.58	4,053.76	4,590.54	4,053.76

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3Q23

1.BALANCE SHEET

1.1.Assets

As of September 30, 2023, Bancolombia’ s assets on a consolidated basis totaled COP 338,184 billion, which represents a decrease of 0.1% compared to 2Q23. It remained relatively stable driven by lower credit demand across all regions.

The Colombian peso appreciated 3.0% against the dollar during the third quarter of 2023, and 11.7% in the last 12 months. The average exchange rate was 4.0% lower in 3Q23 versus 2Q23, and in the last 12 months higher by 8.3%.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4053,76 COP)	3Q23	3Q23 / 2Q23	3Q23	3Q23 / 2Q23	3Q23	3Q23 / 2Q23	3Q23	3Q23 / 2Q23
Commercial loans	113,974,682	1.04%	50,412,978	(6.03)%	12,436,103	(3.16)%	164,387,660	(1.24)%
Consumer loans	39,096,124	(2.04)%	16,989,609	(2.29)%	4,191,074	0.69%	56,085,733	(2.11)%
Mortgage loans	20,833,387	2.51%	15,343,193	(2.49)%	3,784,929	0.49%	36,176,580	0.33%
Small business loans	580,842	7.14%	624,501	(3.62)%	154,055	(0.68)%	1,205,344	1.28%
Interests paid in advance	(19,123)	9.16%	(928)	(20.40)%	(229)	(17.96)%	(20,050)	7.32%
Gross loans	174,465,912	0.52%	83,369,353	(4.63)%	20,565,932	(1.72)%	257,835,266	(1.21)%

In 3Q23, gross loans declined 1.2% compared to 2Q23 (-0.2% when excluding the FX effect) and 0.9% compared to 3Q22. During the last 12 months peso-denominated loans grew 0.5% and dollar-denominated loans (expressed in USD) decreased 3.2%.

At the end of 3Q23, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 26.0% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central

3Q23

America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 32.3% of the portfolio, and decreased 1.7% in the quarter (when expressed in USD).

Allowances for loan losses decreased 3.6% during the quarter and totaled COP 16,353 billion or 6.3% of the gross loans at the end of the quarter.

The loan portfolio shows a continuous reduction in 2023 because of lower originations and higher prepayments. During the last quarter, the appreciation of the Colombian peso against the dollar contributed to the result of a lower balance for foreign subsidiaries, although a lower impact when compared to the first two quarters of the year.

Progressively, retail present a higher deceleration on a consolidated basis. This effect is deeper in Bancolombia S.A., with a quarterly reduction of 2.0%, in which personal loans stand out in declining balances. Commercial loans reflect a sluggish demand and were flat during the period.

Banco Agromercantil had a 0.8% reduction in the portfolio calculated in USD during 3Q23. As in Colombia, the greatest decrease was in consumer explained largely by personal loans. Commercial loans also contributed to the contraction in the total balance and Guatemala is the operation with the largest decrease quarterly.

The loan portfolio of Banco Agricola decreased quarterly for the first time since 2021, down 0.6% calculated in USD. The contraction on commercial largely drove such decrease, in line with the trend of 2Q23.

The loan portfolio of Banistmo increased 0.1% calculated in USD during 3Q23. Like the previous quarter, growth on home lending and consumer loans offset the contraction on commercial, steadily contracting during the last 12 months.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22	loans
Commercial	165,815,032	166,454,682	164,387,660	(1.24)%	(0.86)%	63.75%
Consumer	57,594,972	57,297,456	56,085,733	(2.11)%	(2.62)%	21.75%
Mortgage	35,395,672	36,057,339	36,176,580	0.33%	2.21%	14.03%
Microcredit	1,374,235	1,190,094	1,205,344	1.28%	(12.29)%	0.47%
Interests received in advance	(14,310)	(18,683)	(20,051)	7.32%	40.12%	(0.01)%
Total loan portfolio	260,165,601	260,980,888	257,835,265	(1.21)%	(0.90)%	100.00%
Allowance for loan losses	(15,325,617)	(16,962,871)	(16,352,753)	(3.60)%	6.70%	0.00
Total loans, net	244,839,984	244,018,017	241,482,512	(1.04)%	(1.37)%	0.00

3Q23

1.3.Investment Portfolio

As of September 30, 2023, Bancolombia net investment portfolio on a consolidated basis totaled COP 27,073 billion, increasing 4.0% from the end of 2Q23 and decreasing 4.9% from the end of 3Q22. The quarterly variation is mainly due to incremental balances in the Colombian government bonds derivatives portfolio hedging client positions, as well as a higher volume on the government bonds own speculative portfolio. At the end of 3Q23, the investment portfolio in debt securities had a duration of 16.3 months and a weighted average yield to maturity of 8.6%.

1.4.Goodwill and intangibles

At the end of 3Q23, Bancolombia’ s goodwill and intangibles on a consolidated basis totaled COP 8,890 billion, down 2.6% compared to 2Q23. This quarterly variation is mainly explained by the appreciation of the COP against the USD.

1.5.Funding

As of September 30, 2023, Bancolombia’ s liabilities at the consolidated level totaled COP 299,689 billion, decreasing 0.5% from the end of 2Q23, and increasing 0.5% compared to 3Q22.

Customer deposits totaled COP 244,193 billion (81.5% of liabilities) at the end of 3Q23, rising 0.3% compared to 2Q23 and 2.8% over the last 12 months. On a quarterly basis, the currency appreciation of 3.0% impacts the balance of foreign subsidiaries. Net loans to deposits ratios was 98.9% at the end of 3Q23 slightly lower than the 100.3% ratio from 2Q23.

The deposit mix experienced the same trend from the first half of 2023. Saving accounts continued to be the main source of funding and represent 38% of the total base despite the quarterly reduction. Similarly, checking accounts showed a lower decrease during 3Q23 when compared to the variation in the second quarter, and grew particularly at Bancolombia S.A. offset on a consolidated basis by the restatement of foreign subsidiaries balances. Certificates of deposit have grown steadily over the last year and a half.

Loans with banks showed a reduction in the quarter due to a slower lending activity, mainly in foreign currency. Debt securities also decreased by, first, the repurchase of senior bonds maturing in 2025 and, second, the maturity of a portion of green bonds issued in 2018.

Funding mix
COP Million	3Q22		2Q23		3Q23
Checking accounts	38,816,401	14%	34,012,858	12%	33,482,292	12%
Saving accounts	116,991,321	42%	105,880,404	38%	104,173,593	38%
Time deposits	77,516,708	28%	98,445,525	35%	101,668,222	37%
Other deposits	6,461,811	2%	5,543,500	2%	5,353,341	2%
Long term debt	17,972,177	6%	17,643,566	6%	15,790,127	6%
Loans with banks	19,769,720	7%	17,843,618	6%	16,929,710	6%
Total Funds	277,528,138	100%	279,369,471	100%	277,397,285	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 3Q23 was COP 37,533 billion, increasing by 2.7% compared to 2Q23 and 2.8% when compared to 3Q22. Despite the peso appreciation during the quarter and the effect on balances of foreign subsidiaries, equity grew on the back of net income generation.

Bancolombia solvency ratio on a consolidated basis under Basel III was 12.83% in 3Q23 standing 196 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.87%, 337 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the third year of the Basel III phase-in period). The increase in solvency levels is mainly due to the earnings accrual during the quarter. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.49% at the end of 3Q23.

3Q23

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q22%		2Q23%		3Q23%
Basic capital (Tier I)	27,634,742	9.96%	28,562,022	10.45%	29,812,695	10.87%
Additional capital (Tier II)	7,089,798	2.56%	5,739,243	2.10%	5,408,719	1.97%
Technical capital (1)	34,708,763		34,288,731		35,209,488
Risk weighted assets including market and operational risk (2)	277,486,444		273,396,254		274,334,930
CAPITAL ADEQUACY (3)		12.51%		12.54%		12.83%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($12.534MM for 2Q23 and $11.926MM for 3Q23).
(2)	Operational risk applies to 3Q22, 2Q23 and 3Q23 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,492 billion in 3Q23, or COP 1,550.96 per share (USD $ 1.53 per ADR). This profit represents an increase of 2.1% compared to 2Q23, mainly as a result of lower provision expenses. The company´s annualized return on equity (“ROE”) was 16.1% for 3Q23 and 16.7% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 4,851 billion in 3Q23, 1.7% lower than 2Q23. The investment portfolio had a better performance during the quarter, interest income and valuation of financial instruments was COP 421 billion in 3Q23. This is explained by a higher volume of repos trading operations. Additionally, revenues from debt securities grew, especially from securities held to maturity and hedging with corporate and institutional clients.

Net Interest Margin

The annualized net interest margin on investments in 3Q23 stood at 1.0%, contributing to a total NIM increase of 8 bps on a consolidated basis and reaching 6.8%.

The annualized net interest margin of the loan portfolio was 7.6%, 34 basis points lower than 2Q23 and 34 basis points higher than 3Q22, resulting in the first quarterly reduction in 2 years on lower interest rates, lower portfolio balance and incremental interest expenses.

Annualized Interest
Margin	3Q22	2Q23	3Q23
Loans' Interest margin	7.2%	7.9%	7.6%
Debt investments' margin	6.6%	(2.6)%	1.0%
Net interest margin (1)	7.2%	6.7%	6.8%

(1) Net interest margin and valuation income on financial instruments.

Saving accounts decreased 1.6% compared to 2Q23 and 11.0% compared to 3Q22. Checking accounts decreased 1.6% vs 2Q23 and 13.7% vs 3Q22. The annualized weighted average cost of deposits was 5.70% in 3Q23, increasing 34 basis points compared to 2Q23 and 264 basis points compared to 3Q22.

Like the previous quarter, the increase in the total cost of financing follows the progressive funding mix rearrangement explained by a greater weight of time deposits in 3Q23, mainly in Bancolombia S.A. aiming to meet the maturities of the second half of the year. The reference rate in Colombia remains currently at maximum levels since 1999.

Average weighted

3Q23

funding cost	3Q22	2Q23	3Q23
Checking accounts	0.19%	0.26%	0.27%
Saving accounts	2.25%	3.28%	3.28%
Time deposits	6.02%	9.64%	10.16%
Total deposits	3.06%	5.36%	5.70%
Long term debt	7.04%	8.22%	8.20%
Loans with banks	3.51%	5.93%	6.15%
Total funding cost	3.37%	5.54%	5.82%

2.2.Fees and Income from Services

During 3Q23, total fees and commissions, net totaled COP 958 billion, down 4.0% compared to 2Q23, and up 0.3% compared to 3Q22.

Credit and debit card fees and commercial establishments decreased 1.0% in the quarter due to lower transactional levels in line with a slower economic activity. Conversely, year over year fees increased 6.2% on higher income from debit card issuer interbank exchange driven by growing transactions. To a lesser extent, credit cards represented higher revenues from interbank exchange fees generated by a growing number of transactions in national and international purchases, both through POS and electronic payments in domestic and international purchases through our affiliated networks.

Bancassurance was down 4.3% explained by a high comparison base from 2Q23 due to greater revenues in May from voluntary and mandatory insurance profit sharing agreements. Finally, the investment banking division reported a decrease due to a slower activity of transactions in the capital markets.

2.3.Other Operating Income

Total other operating income was COP 933 billion in 3Q23, down 16.7% compared to 2Q23 and up 152.8% compared to 3Q23. Quarterly, the variation is mainly due to derivatives FX contracts net foreign exchange over treasury investments hedging activities.

Income from operating leases was COP 451 billion in 3Q23, an increase of 4.6% compared to 2Q23 and 26.8% compared to 3Q22. Such performance is the result of increasing revenues from vehicle leasing and subleasing operations by Bancolombia S.A.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,215 billion at the end of 3Q23 and represents 4.9% of total gross loans, increasing when compared to 2Q23, when past due loans represented 4.7% of total gross loans. During the quarter, charge-offs totaled COP 1,546 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 122.5% at the end of 3Q23, decreasing compared to 131.8% at the end of 2Q23. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,921 billion.

Provision charges (net of recoveries) totaled COP 1,610 billion in 3Q23, decreasing 22.7% growth compared to 2Q23. Even though retail clients continue to be the main driver of provisions, during the quarter there was a lower expense due to a better performance in the Colombian operation. Provision releases from a corporate client also contributed to this reduction.

Provisions as a percentage of average gross loans were 2.5% annualized for 3Q23 and 2.8% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the

3Q23

principal) for loan losses totaled COP 14,961 billion, or 6.0% of total loans at the end of 3Q23, decreasing when compared to 2Q23.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q22	2Q23	3Q23
Total 30‑day past due loans	9,077,412	11,840,403	12,215,401
Allowance for loan losses (1)	14,003,344	15,609,621	14,961,116
Past due loans to total loans	3.60%	4.67%	4.88%
Allowances to past due loans	154.27%	131.83%	122.48%
Allowance for loan losses as a percentage of total loans	5.55%	6.15%	5.98%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	3Q22	2Q23	3Q23
Commercial loans	63.7%	2.33%	3.28%	3.39%
Consumer loans	21.8%	5.63%	7.81%	8.19%
Mortgage loans	14.0%	5.77%	5.76%	6.23%
Microcredit	0.5%	12.84%	12.52%	11.00%
PDL TOTAL		3.60%	4.67%	4.88%

	% Of loan	90 days
PDL Per Category	Portfolio	3Q22	2Q23	3Q23
Commercial loans	63.7%	1.97%	2.57%	2.78%
Consumer loans	21.8%	3.28%	4.22%	4.51%
Mortgage loans*	14.0%	2.89%	2.71%	2.75%
Microcredit	0.5%	8.70%	6.53%	6.65%
PDL TOTAL		2.43%	2.97%	3.17%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	2Q23			3Q23			3Q23 / 2Q23
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	227,421,364	2,952,997	1.3%	225,216,476	2,834,313	1.3%	(1.0)%	(4.0)%
Stage 2	17,532,705	3,400,503	19.4%	17,300,483	3,541,983	20.5%	(1.3)%	4.2%
Stage 3	16,026,819	10,609,371	66.2%	15,318,307	9,976,457	65.1%	(4.4)%	(6.0)%
Total	260,980,888	16,962,871	6.5%	257,835,266	16,352,753	6.3%	(1.2)%	(3.6)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

3Q23

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 3Q23, operating expenses totaled COP 3,242 billion, increasing 2.3% compared to 2Q23 and 19.7% compared to 3Q22.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,334 billion in 3Q23, down 1.4% from 2Q23 and up 19.8% from 3Q22. General expenses grew 5.0% in the quarter and 19.6% compared to 3Q22.

It is worth highlighting the growth of taxes different from income tax impacted mainly by, first, the tax reform in Colombia and second, the bank´s revenues increase. Additionally, business transformation and migration to the cloud led technology expenses to expand 26% year over year.

As of September 30, 2023, Bancolombia had 34,508 employees, owned 863 branches, 6,164 ATMs, 30,109 banking agents and served more than 30 million customers.

2.6.Taxes

Bancolombia consolidated income tax for 3Q23 was COP 445 billion, mainly driven by higher net income from foreign subsidiaries with lower statutory tax rates when compared to Colombia, tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities, and finally, tax exempt income in Colombia.

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. decreased 0.1% in the quarter and increased 5.0% in the last 12 months. Consumer loans mostly led the reduction, down 2.0% during 3Q23, reflecting the impact of high interest rates. Commercial loans were flat, whereas mortgages revealed a solid growth of 2.5% and is the only segment expanding across all geographies. In the funding structure, time deposits represent the fastest growing product and consolidate an upward trend in the last twelve months. In regard to demand deposits, saving accounts decreased steadily during the last three quarters, yet checking accounts show a different trend from the first half of the year and rose during 3Q23.

Net result for Bancolombia S.A. in 3Q23 was COP 1.5 trillion, up 8.1% when compared to 2Q23. Investments income improved during the quarter due to higher revenues in debt securities valuation and trading derivatives, mainly in interest rate forwards. Lending interest income decreased, to a greater extent, due to lower yields in commercial loans. Interest expenses rose on the back of a higher amount in time deposits during the quarter. It is worth noting the reduction on provisions, mainly explained by a corporate client releasing balance from previous quarters, considering the cancellation of its contract. Other operating income declined on lower equity method quarterly from Bancolombia Panama and Banistmo. Net interest margin in 3Q23 for Bancolombia S.A. was 7.9% and annualized quarterly ROE was 15.9%.

3Q23

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
ASSETS
Gross loans	173,337,886	182,231,025	181,984,405	(0.14)%	4.99%
Allowances for loans	(11,031,164)	(13,444,913)	(12,927,831)	(3.85)%	17.19%
Investments	43,259,724	40,074,079	39,492,752	(1.45)%	(8.71)%
Other assets	29,247,722	33,359,616	35,903,611	7.63%	22.76%
Total assets	234,814,168	242,219,806	244,452,938	0.92%	4.10%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	145,899,337	154,825,744	158,675,541	2.49%	8.76%
Other liabilities	51,783,007	50,497,451	48,223,961	(4.50)%	(6.87)%
Total liabilities	197,682,344	205,323,196	206,899,503	0.77%	4.66%
Shareholders’ equity	37,131,824	36,896,610	37,553,435	1.78%	1.14%
Total liabilities and shareholders’ equity	234,814,168	242,219,806	244,452,938	0.92%	4.10%

Interest income	5,867,547	7,175,257	7,420,656	3.42%	26.47%
Interest expense	(1,927,936)	(3,538,259)	(3,581,242)	1.21%	85.76%
Net interest income	3,939,611	3,636,997	3,839,414	5.57%	(2.54)%
Net provisions	(818,898)	(1,909,774)	(1,303,475)	(31.75)%	59.17%
Fees and income from service, net	643,317	670,367	660,453	(1.48)%	2.66%
Other operating income	450,540	1,381,072	1,034,362	(25.10)%	129.58%
Total operating expense	(1,753,194)	(2,114,440)	(2,243,117)	6.09%	27.94%
Profit before tax	2,461,376	1,664,221	1,987,638	19.43%	(19.25)%
Income tax	(723,252)	(298,834)	(511,220)	71.07%	(29.32)%
Net income	1,738,124	1,365,387	1,476,418	8.13%	(15.06)%

3Q23

BANISTMO- PANAMA

Loans in Banistmo decreased 0.1% (calculated in USD) in 3Q23. Like in the previous quarter, the commercial portfolio contraction in a quarterly basis was offset by growth on mortgages and consumer, A better pace of originations in vehicle loans contributed to this performance. In the funding structure, all deposit products decreased, more sharply in demand deposits with checking accounts falling by 6.3% and savings accounts by 5.5%, mainly from retail and SME clients.

The net result for Banistmo in 3Q23 was a net income of COP 101.4 billion, down 30.3% Q/Q. interest income decreased on lower loan rates and higher interest expenses following the increase on interest rates for time deposits during the last few months.

Net fees increased mainly due to a better performance of bancassurance and incremental transactions through the distribution network. Provisions increased to a greater extent due to deterioration on retail loans and macroeconomic parameters. Operating expenses remain relatively stable with an increase in bonus expenses that is offset by a decrease in general expenses, mainly in impairment expenses due to improvements in the value of assets according to updated appraisals. Net interest margin in 3Q23 for Banistmo was 3.5% and the annualized quarterly ROE was 8.6%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
ASSETS
Gross loans	38,581,324	33,884,835	32,901,565	(2.90)%	(14.72)%
Allowances for loans	(2,481,753)	(1,787,159)	(1,768,072)	(1.07)%	(28.76)%
Investments	6,803,698	6,430,317	6,171,070	(4.03)%	(9.30)%
Other assets	5,087,148	5,497,061	4,808,328	(12.53)%	(5.48)%
Total assets	47,990,416	44,025,054	42,112,890	(4.34)%	(12.25)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	32,618,184	29,997,171	28,172,068	(6.08)%	(13.63)%
Other liabilities	10,414,797	9,064,493	9,325,378	2.88%	(10.46)%
Total liabilities	43,032,980	39,061,664	37,497,446	(4.00)%	(12.86)%
Shareholders’ equity	4,957,436	4,963,391	4,615,445	(7.01)%	(6.90)%
Total liabilities and shareholders’ equity	47,990,416	44,025,054	42,112,890	(4.34)%	(12.25)%

Interest income	600,222	736,196	660,795	(10.24)%	10.09%
Interest expense	(241,460)	(311,768)	(316,386)	1.48%	31.03%
Net interest income	358,762	424,428	344,409	(18.85)%	(4.00)%
Net provisions	(320,331)	(50,517)	(108,820)	115.41%	(66.03)%
Fees and income from service, net	62,952	65,828	65,535	(0.44)%	4.10%
Other operating income	13,710	17,117	20,068	17.24%	46.38%
Total operating expense	(237,464)	(253,420)	(230,929)	(8.88)%	(2.75)%
Profit before tax	(122,370)	203,435	90,264	(55.63)%	(173.76)%
Income tax	18,563	(57,849)	11,154	(119.28)%	(39.91)%
Net income	(103,807)	145,586	101,418	(30.34)%	(197.70)%

3Q23

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola decreased 0.6% (calculated in USD). This variation is mainly based on commercial, whereas consumer increased 1.5% due to a better pace of originations on personal loans and credit cards. In the funding structure, the increase in total deposits is explained by the growing balance in savings accounts from corporate, institutional and government segments, offsetting the reduction in checking accounts. Time deposits remained relatively stable.

Net result for Banco Agricola in 3Q23 was a profit of COP 99.8 billion, which represents a reduction of 20.5% compared to 2Q23. Net interest income remains relatively flat both in investments and in the lending business. The main impact on 3Q23 results was related to provisions, by the fine-tuning on retail both for personal loans and credit cards that caused impairments due to the reclassifications of the different risk categories. On the other hand, net fees showed a reduction of 8.7% (measured in USD). To a large extent, this decrease is generated by pending balances due to implementations on the core banking system for credit cards. Banco Agricola's net interest margin for 3Q23 was 6.5% and the annualized quarterly ROE was 17.2%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
ASSETS
Gross loans	18,034,860	16,636,308	16,040,118	(3.58)%	(11.06)%
Allowances for loans	(697,706)	(639,099)	(655,826)	2.62%	(6.00)%
Investments	3,044,464	3,057,303	3,106,838	1.62%	2.05%
Other assets	5,172,446	4,484,443	4,667,329	4.08%	(9.77)%
Total assets	25,554,064	23,538,955	23,158,459	(1.62)%	(9.37)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,904,924	17,514,929	17,068,844	(2.55)%	(9.71)%
Other liabilities	3,956,563	3,667,860	3,702,160	0.94%	(6.43)%
Total liabilities	22,861,487	21,182,789	20,771,004	(1.94)%	(9.14)%
Non-controlling interest	21,932	20,931	21,838	4.33%	(0.43)%
Stockholders’ equity attributable to the owners of the parent company	2,670,645	2,335,235	2,365,617	1.30%	(11.42)%
Total liabilities and shareholders’ equity	25,554,064	23,538,955	23,158,459	(1.62)%	(9.37)%

Interest income	397,237	456,878	425,967	(6.77)%	7.23%
Interest expense	(84,222)	(117,425)	(115,972)	(1.24)%	37.70%
Net interest income	313,015	339,453	309,994	(8.68)%	(0.97)%
Net provisions	(2,830)	(40,324)	(78,803)	95.42%	2684.58%
Fees and income from service, net	70,200	73,255	60,515	(17.39)%	(13.80)%
Other operating income	5,058	8,179	9,734	19.00%	92.46%
Total operating expense	(201,036)	(198,632)	(170,469)	(14.18)%	(15.20)%
Profit before tax	184,407	181,932	130,971	(28.01)%	(28.98)%
Income tax	(51,026)	(54,057)	(29,333)	(45.74)%	(42.51)%
Net income before non-controlling interest	133,382	127,874	101,639	(20.52)%	(23.80)%
Non-controlling interest	(2,597)	(2,335)	(1,865)	(20.13)%	(28.17)%
Net income	130,785	125,539	99,773	(20.52)%	(23.71)%

3Q23

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM dropped 0.8% Q/Q in 3Q23 (calculated in USD). Consumer balance decreased on a quarterly basis for the first time in 3 years and closed 1.5% down in September. The main impact is caused by personal loans greater write-offs and a lower balance, as well as credit cards write-offs. The greatest decrease was in commercial due to significant prepayments from corporate clients in the foreign currency portfolio. In the funding structure, total deposits grew 1.7% (calculated in USD) and, as in the previous quarter, there is an incremental amount in savings accounts and time deposits offsetting the reduction in checking accounts.

BAM´s Net result in 3Q23 was a loss of COP 59.4 billion. Net interest income decreased in the quarter, primarily in the lending business by anticipated income reversals from previous quarters associated to changes in interest rates. Interest expenses pressured the margin in the quarter, mainly due to the increase in time deposits and savings accounts, partially offset by lower interest expenses from loans with financial institutions. Unlike the second quarter of the year when the bank had significant provision releases by specific clients with a better performance and repayments to capital, 3Q23 had a more normalized cost of credit and a great portion of provision expenses were related to deterioration of credit cards. BAM's net interest margin for 3Q23 was 2.5% and annualized quarterly ROE was -11.6%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
ASSETS
Gross loans	19,351,860	18,663,578	17,973,405	(3.70)%	(7.12)%
Allowances for loans	(916,069)	(899,271)	(871,229)	(3.12)%	(4.89)%
Investments	1,644,000	1,894,076	1,726,291	(8.86)%	5.01%
Other assets	4,174,988	4,022,552	4,050,747	0.70%	(2.98)%
Total assets	24,254,779	23,680,936	22,879,213	(3.39)%	(5.67)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,990,062	17,312,275	17,089,427	(1.29)%	(5.01)%
Other liabilities	4,005,236	4,219,417	3,753,386	(11.04)%	(6.29)%
Total liabilities	21,995,298	21,531,692	20,842,814	(3.20)%	(5.24)%
Non-controlling interest	21,130	21,549	21,772	1.03%	3.04%
Stockholders’ equity attributable to the owners of the parent company	2,238,350	2,127,695	2,014,628	(5.31)%	(9.99)%
Total liabilities and shareholders’ equity	24,254,779	23,680,936	22,879,213	(3.39)%	(5.67)%

Interest income	399,654	486,241	319,144	(34.37)%	(20.14)%
Interest expense	(150,823)	(207,360)	(196,438)	(5.27)%	30.24%
Net interest income	248,831	278,881	122,706	(56.00)%	(50.69)%
Net provisions	(25,976)	(79,638)	(112,455)	41.21%	332.93%
Fees and income from service, net	29,096	36,896	27,550	(25.33)%	(5.31)%
Other operating income	31,594	37,029	32,384	(12.54)%	2.50%
Total operating expense	(167,420)	(173,785)	(156,728)	(9.81)%	(6.39)%
Profit before tax	116,125	99,383	(86,543)	(187.08)%	(174.53)%
Income tax	(23,925)	(26,019)	27,689	(206.42)%	(215.73)%
Net income before non-controlling interest	92,199	73,364	(58,855)	(180.22)%	(163.83)%
Non-controlling interest	(1,093)	(1,618)	(520)	(67.87)%	(52.46)%
Net income	91,106	71,747	(59,374)	(182.76)%	(165.17)%

3Q23

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 30 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

3Q23

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	21,616,439	23,743,139	20,918,925	(11.89)%	(3.23)%	6.19%
Interbank borrowings	2,546,551	3,236,211	2,632,178	(18.66)%	3.36%	0.78%
Reverse repurchase agreements and other similar secured lend	846,576	1,714,733	5,464,711	218.69%	545.51%	1.62%
Financial assets investment	28,478,631	26,028,005	27,072,706	4.01%	(4.94)%	8.01%
Derivative financial instruments	5,223,145	6,247,631	5,945,700	(4.83)%	13.83%	1.76%
Loans and advances to customers	260,165,601	260,980,888	257,835,266	(1.21)%	(0.90)%	76.24%
Allowance for loan and lease losses	(15,325,617)	(16,962,871)	(16,352,753)	(3.60)%	6.70%	(4.84)%
Investment in associates and joint ventures	2,944,633	3,028,169	3,139,848	3.69%	6.63%	0.93%
Goodwill and Intangible assets, net	9,941,485	9,129,643	8,890,432	(2.62)%	(10.57)%	2.63%
Premises and equipment, net	5,741,755	6,777,025	6,661,634	(1.70)%	16.02%	1.97%
Investment property	3,285,348	4,444,251	4,539,308	2.14%	38.17%	1.34%
Right of use assets	1,758,111	1,688,486	1,598,754	(5.31)%	(9.06)%	0.47%
Prepayments	543,391	689,432	732,067	6.18%	34.72%	0.22%
Tax receivables	1,719,639	1,556,883	2,163,913	38.99%	25.84%	0.64%
Deferred tax	869,403	671,478	702,862	4.67%	(19.16)%	0.21%
Assets held for sale and inventories	612,173	803,485	931,022	15.87%	52.08%	0.28%
Other assets	4,687,312	4,820,081	5,307,342	10.11%	13.23%	1.57%
Total assets	335,654,576	338,596,669	338,183,915	(0.12)%	0.75%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	237,612,952	243,352,178	244,192,701	0.35%	2.77%	72.21%	81.48%
Interbank Deposits	783,763	397,533	716,031	80.12%	(8.64)%	0.21%	0.24%
Derivative financial instrument	5,262,093	5,647,869	5,570,293	(1.37)%	5.86%	1.65%	1.86%
Borrowings from other financial institutions	18,985,957	17,446,085	16,213,679	(7.06)%	(14.60)%	4.79%	5.41%
Debt securities in issue	17,972,177	17,643,566	15,790,127	(10.50)%	(12.14)%	4.67%	5.27%
Lease liability	1,846,835	1,741,886	1,707,301	(1.99)%	(7.56)%	0.50%	0.57%
Preferred shares	569,477	555,152	569,477	2.58%	0.00%	0.17%	0.19%
Repurchase agreements and other similar secured borrowing	2,173,289	530,109	484,747	(8.56)%	(77.70)%	0.14%	0.16%
Current tax	2,053,329	561,707	886,814	57.88%	(56.81)%	0.26%	0.30%
Deferred tax	843,628	1,470,474	1,742,089	18.47%	106.50%	0.52%	0.58%
Employees benefit plans	860,134	852,228	866,086	1.63%	0.69%	0.26%	0.29%
Other liabilities	9,292,159	10,899,751	10,949,900	0.46%	17.84%	3.24%	3.65%
Total liabilities	298,255,793	301,098,538	299,689,245	(0.47)%	0.48%	88.62%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.44%
Appropriated reserves	16,421,381	20,064,650	20,052,460	(0.06)%	22.11%	5.93%
Retained earnings	7,942,891	5,707,275	7,209,719	26.33%	(9.23)%	2.13%
Accumulated other comprehensive income, net of tax	6,820,123	5,432,346	4,932,871	(9.19)%	(27.67)%	1.46%
Stockholders’ equity attributable to the owners of the parent company	36,522,763	36,542,639	37,533,418	2.71%	2.77%	11.10%
Non-controlling interest	876,020	955,492	961,252	0.60%	9.73%	0.28%
Total liabilities and equity	335,654,576	338,596,669	338,183,915	(0.12)%	0.75%	100.00%

3Q23

INCOME STATEMENT	As of		Growth				Change
(COP million)	Sep-22	Sep-23	Sep-23 / Sep-22	3Q22	2Q23	3Q23	3Q23 / 2Q23	3Q23 / 3Q22
Interest income and expenses
Interest on loans and financial leases
Commercial	7,222,145	12,875,051	78.27%	3,024,033	4,392,859	4,279,353	(2.58)%	41.51%
Consumer	5,425,222	7,671,019	41.40%	2,058,841	2,583,004	2,495,250	(3.40)%	21.20%
Small business loans	127,218	128,160	0.74%	44,581	41,868	40,809	(2.53)%	(8.46)%
Mortgage	2,447,241	2,952,443	20.64%	820,149	996,325	839,999	(15.69)%	2.42%
Financial leases	1,650,367	2,884,510	74.78%	700,890	971,439	984,525	1.35%	40.47%
Total interest income on loans and financial leases	16,872,193	26,511,183	57.13%	6,648,494	8,985,495	8,639,936	(3.85)%	29.95%
Interest income on overnight and market funds	27,377	145,904	432.94%	16,852	48,436	42,277	(12.72)%	150.87%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	377,575	765,713	102.80%	162,115	253,026	262,316	3.67%	61.81%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	888,519	224,942	(74.68)%	492,066	(118,407)	28,066	(123.70)%	(94.30)%
Derivatives	111,080	(62,574)	(156.33)%	82,003	(30,599)	65,916	(315.42)%	(19.62)%
Repos	(65,045)	13,367	(120.55)%	(49,295)	(25,415)	73,872	(390.66)%	(249.86)%
Others	42,798	(37,089)	(186.66)%	4,007	(37,853)	(8,741)	(76.91)%	(318.14)%
Total valuation on financial instruments	977,352	138,646	(85.81)%	528,781	(212,274)	159,113	(174.96)%	(69.91)%
Total Interest on debt instruments and valuation on financial instruments	1,354,927	904,359	(33.25)%	690,896	40,752	421,429	934.13%	(39.00)%
Total interest and valuation on financial instruments	18,254,497	27,561,446	50.98%	7,356,242	9,074,683	9,103,642	0.32%	23.75%
Interest expense
Borrowings from other financial institutions	(441,196)	(1,230,742)	178.96%	(222,393)	(424,032)	(417,227)	(1.60)%	87.61%
Overnight funds	(6,140)	(26,120)	325.41%	(3,382)	(11,761)	(6,527)	(44.50)%	92.99%
Debt securities in issue	(959,812)	(1,105,003)	15.13%	(347,124)	(377,204)	(342,631)	(9.17)%	(1.29)%
Deposits	(3,705,846)	(9,886,733)	166.79%	(1,746,155)	(3,270,957)	(3,425,707)	4.73%	96.19%
Preferred shares	(42,975)	(42,975)	0.00%	(14,325)	(13,813)	(14,325)	3.71%	0.00%
Lease liabilities	(80,187)	(84,851)	5.82%	(29,880)	(30,539)	(28,993)	(5.06)%	(2.97)%
Other interest	(18,317)	(42,274)	130.79%	(8,219)	(12,707)	(17,012)	33.88%	106.98%
Total interest expenses	(5,254,473)	(12,418,698)	136.35%	(2,371,478)	(4,141,013)	(4,252,422)	2.69%	79.32%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	13,000,024	15,142,748	16.48%	4,984,764	4,933,670	4,851,220	(1.67)%	(2.68)%
Credit impairment charges on loans and advance and financial leases	(2,503,852)	(6,226,780)	148.69%	(1,330,029)	(2,220,778)	(1,830,584)	(17.57)%	37.63%
Recovery of charged - off loans	497,977	523,941	5.21%	153,743	162,648	230,524	41.73%	49.94%
Credit impairment charges on off balance sheet credit instruments	(18,400)	(12,945)	(29.65)%	2,686	(7,547)	(746)	(90.12)%	(127.77)%
Credit impairment charges/recovery on investments	(25,817)	(21,563)	(16.48)%	3,352	(16,523)	(8,697)	(47.36)%	(359.46)%
Total credit impairment charges, net	(2,050,092)	(5,737,347)	179.86%	(1,170,248)	(2,082,200)	(1,609,503)	(22.70)%	37.54%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	10,949,932	9,405,401	(14.11)%	3,814,516	2,851,470	3,241,717	13.69%	(15.02)%
Fees and commission income								0.00
Banking services	594,369	727,719	22.44%	220,165	237,718	242,110	1.85%	9.97%
Credit and debit card fees and commercial establishments	1,997,960	2,243,388	12.28%	702,111	753,308	745,614	(1.02)%	6.20%
Brokerage	21,929	20,789	(5.20)%	6,011	8,164	5,782	(29.18)%	(3.81)%
Acceptances, Guarantees and Standby Letters of Credit	65,922	80,216	21.68%	25,177	25,020	26,987	7.86%	7.19%
Trust	316,653	344,651	8.84%	103,370	116,807	115,292	(1.30)%	11.53%
Placement of securities and investment banking	87,475	42,818	(51.05)%	37,117	26,801	11,964	(55.36)%	(67.77)%
Bancassurance	594,806	711,337	19.59%	222,211	254,505	243,683	(4.25)%	9.66%
Payments and Collections	635,506	711,648	11.98%	219,571	240,350	244,242	1.62%	11.24%
Others	256,389	299,359	16.76%	92,236	104,783	94,811	(9.52)%	2.79%
Total fees and commission income	4,571,009	5,181,925	13.37%	1,627,969	1,767,456	1,730,485	(2.09)%	6.30%
Fees and commission expenses	(1,811,970)	(2,224,399)	22.76%	(666,894)	(769,458)	(772,553)	0.40%	15.84%
Total fees and comissions, net	2,759,039	2,957,526	7.19%	961,075	997,998	957,932	(4.01)%	(0.33)%
Other operating income
Derivatives FX contracts	137,266	351,188	155.84%	58,046	140,839	85,609	(39.21)%	47.48%
Net foreign exchange	(322,118)	655,250	(303.42)%	(305,468)	311,796	184,395	(40.86)%	(160.36)%
Hedging	(2,884)	—	(100.00)%	(339)	—	—	0.00%	(100.00)%
Leases	974,580	1,299,993	33.39%	355,774	431,320	450,973	4.56%	26.76%

3Q23

Gains (or losses) on sale of assets	103,822	132,789	27.90%	33,830	43,497	41,729	(4.06)%	23.35%
Other reversals	6,788	26,741	293.95%	1,840	7,925	11,291	42.47%	513.64%
Others	618,639	576,210	(6.86)%	225,188	184,348	158,569	(13.98)%	(29.58)%
Total other operating income	1,516,093	3,042,171	100.66%	368,871	1,119,725	932,566	(16.71)%	152.82%
Dividends received, and share of profits of equity method investees
Dividends	48,818	78,324	60.44%	19,162	32,312	22,132	(31.51)%	15.50%
Equity investments	(4,128)	(10,212)	147.38%	2,232	(11,685)	1,000	(108.56)%	(55.20)%
Equity method	156,003	178,212	14.24%	47,007	36,769	49,160	33.70%	4.58%
Others	8,785	54,874	524.63%	(4,767)	54,874	—	(100.00)%	(100.00)%
Total dividends received, and share of profits of equity method investees	209,478	301,198	43.79%	63,634	112,270	72,292	(35.61)%	13.61%
Total operating income, net	15,434,542	15,706,296	1.76%	5,208,096	5,081,463	5,204,507	2.42%	(0.07)%
Operating expenses
Salaries and employee benefits	(2,638,061)	(3,320,352)	25.86%	(894,504)	(1,144,440)	(1,087,123)	(5.01)%	21.53%
Bonuses	(594,158)	(690,891)	16.28%	(219,267)	(209,541)	(247,346)	18.04%	12.81%
Other administrative and general expenses	(3,063,982)	(3,591,320)	17.21%	(1,097,306)	(1,198,981)	(1,251,461)	4.38%	14.05%
Taxes other than income tax	(659,192)	(1,093,676)	65.91%	(230,828)	(346,834)	(398,947)	15.03%	72.83%
Impairment, depreciation and amortization	(712,246)	(788,886)	10.76%	(267,383)	(271,177)	(257,613)	(5.00)%	(3.65)%
Total operating expenses	(7,667,639)	(9,485,125)	23.70%	(2,709,288)	(3,170,973)	(3,242,490)	2.26%	19.68%
Profit before tax	7,766,903	6,221,171	(19.90)%	2,498,808	1,910,490	1,962,017	2.70%	(21.48)%
Income tax	(2,436,833)	(1,458,141)	(40.16)%	(836,957)	(426,328)	(445,442)	4.48%	(46.78)%
Net income	5,330,070	4,763,030	(10.64)%	1,661,851	1,484,162	1,516,575	2.18%	(8.74)%
Non-controlling interest	(189,275)	(94,003)	(50.34)%	(32,606)	(23,671)	(24,816)	4.84%	(23.89)%
Net income attributable to equity holders of the Parent Company	5,140,795	4,669,027	(9.18)%	1,629,245	1,460,491	1,491,759	2.14%	(8.44)%

3Q23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 8, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance